ALSTON&BIRD LLP

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Washington, DC 20004-1404

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www.alston.com

Keith E. Gottfried	Direct Dial: 202-239-3679	E-mail: keith.gottfried@alston.com

October 29, 2013

VIA E-MAIL AND EDGAR AS CORRESP

Mr. Perry J. Hindin, Esq.

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	RCM Technologies, Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed on October 24, 2013
File No. 001-10245

Dear Mr. Hindin:

At the request of and on behalf of our client, RCM Technologies, Inc., a Nevada corporation (“RCM” or the “Company”), we are hereby responding to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter to us, dated October 28, 2013 (the “Comment Letter”), with respect to the Revised Preliminary Proxy Statement on Schedule 14A filed by RCM on October 24, 2013 (the “Revised Preliminary Proxy Statement”) with respect to RCM’s Annual Meeting of Stockholders to be held on Thursday, December 5, 2013 (including any adjournments, postponements and reschedulings thereof, the “2013 Annual Meeting”). For ease of reference, the text of each of the Staff’s comments is set forth in this letter in italics with the response immediately following each italicized comment. Paragraph numbering used for each response set forth below corresponds to the paragraph numbering used in the Comment Letter.

RCM today filed Amendment No. 2 to its Preliminary Proxy Statement on Schedule 14A via EDGAR (using tag PRER14A) containing the revisions described in this letter (the “Amended Filing”).  Page references in the response below refer to the Amended Filing. Attached to this letter as Annex A are the requested acknowledgements from RCM

Atlanta • Brussels • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

Background of the Proxy Contest, page 10

1.                                Staff Comment: Disclosure in the first paragraph on page 14 references a Company settlement proposal pursuant to which the Board would present for stockholder approval at the 2013 Annual Meeting a proposal to ratify the rights plan.  We also note disclosure in the press release included in the soliciting material filed pursuant to Exchange Act Rule 14a-12 on May 29, 2013 that the Board “intends to submit the [amended stockholder rights plan] for ratification at this year’s annual meeting of stockholders.”  Please amend the proxy statement to disclose why, given the Company’s press release dated May 28, 2013, the Company is not submitting such proposal for stockholder approval.

Response: In response to the Staff’s comment, RCM has included the following additional disclosures in the Amended Filing:

On page 11, RCM added the following additional disclosure:

“Also on January 31, 2013, the RCM Board adopted a limited-duration stockholder rights plan (the “Rights Plan”). As a limited-duration stockholder rights plan, the Rights Plan has a term of less than one-year and expires by its terms on January 29, 2014. The purpose of such a Rights Plan is to protect RCM and its stockholders from efforts to obtain control of RCM that the RCM Board determines are not in the best interests of RCM and its stockholders, and to enable all stockholders to realize the long-term value of their investment in RCM. The Rights Plan is not intended to interfere with any merger, tender or exchange offer or other business combination approved by the RCM Board. Nor does the Rights Plan prevent the RCM Board from considering any offer that it considers to be in the best interest of its stockholders. The Rights Plan adopted by RCM is similar to rights plans adopted by many other publicly-traded companies. Under the Rights Plan, the Rights will be exercisable if a person or group acquires 15% or more of RCM’s common stock in a transaction, including the open market purchase of shares, not approved by the RCM Board. If a person or group acquires 15% or more of RCM’s common stock, each Right will entitle its holder (other than such person or members of such group) to purchase, at the Right’s exercise price (subject to adjustment as provided in the Rights Plan), a number of shares of RCM’s common stock having a then-current market value of twice the exercise price.”

On page 13, RCM added the following additional disclosure:

“On May 28, 2013, the RCM Board, in response to input from stockholders, approved an amendment to the Rights Plan to add a qualified offer / stockholder redemption provision. The qualified offer provision is intended to ensure that the Rights Plan does not discourage prospective acquirors from making offers to acquire RCM that may be in the best interests of stockholders. It provides that if RCM receives a qualified offer (as defined in the amended Rights Plan) and the RCM Board has not redeemed the outstanding rights or exempted such offer from the terms of the Rights Plan or called a special meeting of stockholders for the purpose of voting on whether or not to exempt such qualified offer from the terms of the Rights Plan, in each case by the end of the 90 business days following the announcement of such qualified offer, the holders of 10% of RCM’s outstanding common stock may call a special meeting of stockholders to vote on a resolution authorizing the redemption of all, but not less than all, the then outstanding rights. RCM also announced on May 28, 2013 that it intended to submit the Rights Plan, as amended, for ratification at the 2013 Annual Meeting. While such stockholder ratification is not required by RCM’s Bylaws or other applicable legal requirements and would not have been binding on the RCM Board, the RCM Board believed that submitting the Rights Plan to stockholders for ratification at a routine annual meeting would be a matter of good corporate practice. However, when RCM announced this intention, it did not expect that it would be holding the 2013 Annual Meeting only a month prior to the expiration of the Rights Plan, as it now will be. RCM also expected when it announced its intention to submit the Rights Plan for ratification that it would be able to negotiate a reasonable settlement with the IRS No. 19 Group that would have avoided a contested solicitation at the 2013 Annual Meeting, which did not occur, despite RCM’s substantial efforts.

RCM believes that any proposal to seek ratification of the Rights Plan would need to address whether the Rights Plan should be renewed past the current expiration date of January 29, 2014. The RCM Board has made no such determination and is not prepared today to make any recommendation to stockholders as to whether to renew the Rights Plan after it expires. Due to the current uncertainty as to whether it will remain in the best interests of RCM and its stockholders to maintain a stockholder rights plan past the current expiration date of the Rights Plan (including to address any attempts by the IRS No. 19 Group or any other parties to seek effective control of RCM without paying RCM’s stockholders a control premium) and what the terms would be of the Rights Plan if renewed (e.g., term, trigger threshold, etc.), RCM has decided not to seek stockholder ratification of the Rights Plan at the 2013 Annual Meeting.  While RCM is not seeking stockholder ratification of the Rights Plan at the 2013 Annual Meeting, RCM will continue to seek stockholder input as to the continuing need for the Rights Plan (as it did in previously amending the Rights Plan to add the qualified offer provision).”

Termination Benefits Agreement for Leon Kopyt, page 30

2.                                Staff Comment: Please supplement the proxy statement to disclose that a Change in Control will be deemed to have occurred pursuant to the Termination Benefits Agreement if one or more of the IRS No. 19 Group’s nominees are appointed to the Board.  Refer to section 3(b) of the Second Amended and Restated Termination Benefits Agreement, dated March 18, 1997 and Item 5(b)(1) of Schedule 14A.

Response: In response to the Staff’s comment, RCM has provided the following disclosure in its Amended Filing (added language is underlined):

“The Company is party to a Termination Benefits Agreement with Mr. Kopyt, dated March 18, 1997 and amended on December 12, 2007 to comply with the requirements of section 409A of the Internal Revenue Code of 1986 (the “Benefits Agreement”). Pursuant to the Benefits Agreement, following a Change in Control (as defined therein), the remaining term of Mr. Kopyt’s employment is extended for five years (the “Extended Term”). If Mr. Kopyt’s employment is terminated thereafter by the Company other than for cause, or by Mr. Kopyt for good reason (including, among other things, a material change in Mr. Kopyt’s salary, title, reporting responsibilities or a change in office location which requires Mr. Kopyt to relocate), then the following provisions take effect: the Company is obligated to pay Mr. Kopyt a lump sum equal to his salary and bonus for the remainder of the Extended Term; and the Company shall be obligated to pay to Mr. Kopyt the amount of any excise tax associated with the benefits provided to Mr. Kopyt under the Benefits Agreement. If such a termination had taken place as of December 29, 2012, Mr. Kopyt would have been entitled to cash payments of approximately $6.1 million (representing salary and excise tax payments). A Change in Control as defined in the Benefits Agreement includes, among other things, the occurrence of a contested proxy solicitation of the Company’s stockholders with respect to the election of directors that results in the contesting party electing one or more nominees to the Board.  As a result, the election to the Board of either or both of the IRS No. 19 Group’s nominees would constitute a Change in Control under the Benefits Agreement.

A Change in Control does not include a transaction whereby the Company sells, exchanges, transfers or otherwise disposes of substantially all of the assets in a transaction approved by at least two-thirds of the Board of Directors.”

Severance Agreement for Leon Kopyt, page 31

3.                                Staff Comment: Refer to our preceding comment.  Please supplement the proxy statement to disclose that Mr. Kopyt will be entitled to severance payments under the Severance Agreement if Mr. Kopyt terminates his employment with the Company for any reason during the one-month period commencing twelve months following the appointment to the Board of one or more of the IRS No. 19 Group’s nominees.  Refer to section 1(b) of the Severance Agreement dated June 10, 2002, section 3(b) of the Second Amended and Restated Termination Benefits Agreement, dated March 18, 1997 and Item 5(b)(1) of Schedule 14A.

Response: In response to the Staff’s comment, RCM has provided the following disclosure in its Amended Filing (added language is underlined):

“The Company is party to a Severance Agreement with Mr. Kopyt, dated June 10, 2002 and amended on December 12, 2007 to comply with the requirements of section 409A of the Internal Revenue Code of 1986 (the “Severance Agreement”). The agreement provides for certain payments to be made to Mr. Kopyt and for the continuation of Mr. Kopyt’s employee benefits for a specified time after his service with the Company is terminated other than “for cause,” as defined in the Severance Agreement, including upon termination by Mr. Kopyt for “good reason” as defined in the Severance Agreement.

Under the Severance Agreement, Mr. Kopyt will be deemed to have terminated his employment with the Company for “good reason” if he terminates his employment for any reason during the one-month period commencing twelve months following a Change in Control as defined in the Benefits Agreement.  As discussed above, the election to the Board of one or more of the IRS No. 19 Group’s nominees would constitute a Change in Control under the Benefits Agreement, and as such, Mr. Kopyt would be able to trigger the payment of his benefits under the Severance Agreement of his own accord during the one-month period commencing twelve months following such election.

Amounts payable to Mr. Kopyt under the Severance Agreement would be offset and reduced by any amounts received by Mr. Kopyt after his termination of employment under his employment agreement and the Benefits Agreement, which are supplemented and not superseded by the Severance Agreement. If Mr. Kopyt had been terminated as of December 29, 2012, then under the terms of the Severance Agreement, and after offsetting any amounts that would have been received under his current employment and termination benefits agreements, he would have been entitled to cash payments of approximately $4.5 million, inclusive of employee benefits.”

Proposal 5, page 39

4.                                Staff Comment: We note your supplemental response to prior comment 2.  Please provide the disclosure originally requested. Based on your supplemental response, it appears that the Company believes it may have grounds under state law to prevent Proposal 5 from being considered at the 2013 Annual Meeting on the basis that Proposal 5 contains language that it believes is “vague and indefinite.”  Please note that we are unable to agree with the Company’s belief that the language in question is prohibited by Exchange Act Rule 14a-9.

Response: In response to the Staff’s comment, RCM has made the following changes in the Amended Filing (words with a line through them have been deleted — added language is underlined):

Notice of Annual Meeting of Stockholders, Item number 5:

“5.  To consider a non-binding stockholder proposal requesting that your Board adopt a policy that its Chairman be an independent director according to the definition set forth in the NASDAQ listing standards (if the proposal is ~~proper and is properly~~ introduced at the 2013 Annual Meeting); and”

Page 1, “What proposals will be voted on at the 2013 Annual Meeting?” fifth bullet point:

“A non-binding stockholder proposal requesting that your Board adopt a policy that its Chairman be an independent director according to the definition set forth in the NASDAQ listing standards (if the proposal is ~~proper and is properly~~ introduced at the meeting) (Proposal No. 5); and”

Page 4, “How does the Board of Directors recommend that I vote?” fifth bullet point:

“‘AGAINST’ the non-binding stockholder proposal requesting that your Board adopt a policy that its Chairman be an independent director according to the definition set forth in the NASDAQ listing standards (if the proposal is ~~proper and is properly~~ introduced at the meeting) (Proposal No. 5).”

Page 5, “What vote is required?” last paragraph:

“Approval of Proposal No. 5 (the non-binding stockholder proposal requesting that your Board adopt a policy that its Chairman be an independent director according to the definition set forth in the NASDAQ listing standards), to the extent such proposal is ~~proper and is properly~~ introduced at the 2013 Annual Meeting by the IRS No. 19 Group, requires the affirmative vote of a majority of the votes cast on such matter at the 2013 Annual Meeting. You may vote “for,” “against,” or “abstain” from Proposal No. 5. If you “abstain” from voting, it will have the same effect as an “against” vote. Because RCM does not support this proposal, it does not intend to present this proposal at the 2013 Annual Meeting unless it is ~~properly~~ introduced at the meeting by the IRS No.19 Group.”

Page 41:

“~~RCM is currently considering, upon the advice of legal counsel, whether this proposal is a proper matter for consideration at the 2013 Annual Meeting.~~

~~Whether or not this proposal is presented at the 2013 Annual Meeting, RCM intends to fully preserve all legal rights to contest this proposal on legal grounds.~~

This proposal is non-binding on the Company.  The affirmative vote of a majority of the votes cast on the matter will be required to adopt this non-binding proposal, if it is ~~proper and properly~~ presented at the 2013 Annual Meeting by the IRS No. 19 Group. Your Board unanimously recommends a vote ‘AGAINST’ this proposal. In addition, because RCM does not support this proposal, it does not intend to present it in the event that the proposal is not ~~properly~~ presented at the 2013 Annual Meeting by the IRS No. 19 Group.”

Proxy Card, Proposal 5:

“Stockholder proposal requesting that our Board adopt a policy that its Chairman be an independent director according to the definition set forth in the NASDAQ listing standards (if ~~proper and properly~~ introduced at the Annual Meeting).”

*   *   *   *   *   *

We appreciate the Staff’s review of RCM’s filing. If you have any questions regarding the Amended Filing or these responses, please feel free to contact the undersigned or Justin W. Chairman of Morgan, Lewis & Bockius LLP, each of which is serving as counsel to RCM, at (202) 239-3679 and (215) 963-5061, respectively. Our e-mail addresses are keith.gottfried@alston.com and jchairman@morganlewis.com.  Facsimile transmissions may be sent to me at (202) 654-4879 or to Mr. Chairman at (215) 963-5001.

Very truly yours,

/S/ KEITH E. GOTTFRIED

Keith E. Gottfried

cc:	Leon Kopyt, CEO — RCM Technologies, Inc.
Kevin D. Miller, CFO — RCM Technologies, Inc.
Justin W. Chairman, Esq. — Morgan, Lewis & Bockius LLP

Annex A

RCM TECHNOLOGIES, INC.

2500 McClellan Avenue, Suite 350
Pennsauken, New Jersey 08109-4613

October 29, 2013

VIA E-MAIL AND EDGAR AS CORRESP

Mr. Perry J. Hindin, Esq.

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	RCM Technologies, Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed on October 24, 2013
File No. 001-10245

Dear Mr. Hindin:

RCM Technologies, Inc., a Nevada corporation (the “Filing Person”), hereby provides the following statements with respect to the above-referenced filing: (i) that the Filing Person is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) that the Filing Person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/S/ KEVIN D. MILLER

Kevin D. Miller
Chief Financial Officer